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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Impellam Group plc

(Name of Subject Company)

Not applicable.

(Translation of Subject Company’s Name into English (if applicable))

England and Wales

(Jurisdiction of Subject Company’s Incorporation or Organization)

Heather Global plc

(Name of Person(s) Furnishing Form)

Loan Notes
Conversion Ordinary Shares
Conversion Preferred Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Heather Global plc
Bastiaan Hagenouw
Corporate Secretary
Apollolaan 153, 1077 AS Amsterdam, The Netherlands
+31612617017

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

22 December, 2023
(Date of first public announcement of Scheme of Arrangement)

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (07-22) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 1 amends the Form CB submitted to the Securities and Exchange Commission by Heather Global plc on 4 January 2024.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit No.	Document
99.1	Scheme circular addressed to the shareholders of Impellam Group plc dated 22 December 2023
99.2	Announcement of recommended offer for Impellam Group plc dated 13 December 2023

Item 2.	Informational Legends

The required legends have been included in prominent portions of Exhibits 99.1 and 99.2 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.	Document
99.3	Agency Fee Letter
99.4	Bridge Facility Agreement
99.5	Cooperation Agreement
99.6	Consent Letter (Barclays Bank PLC)
99.7	Consent Letter (Blackwood Capital Limited)
99.8	Consent Letter (Jefferies International Limited)
99.9	CP Satisfaction Letter
99.10	DCF Confirmation
99.11	Equity Commitment Letter
99.12	HeadFirst NDA (15.06.22)
99.13	Reverse NDA (12.06.23)
99.14	Irrevocable Undertaking (Angela Entwistle)
99.15	Irrevocable Undertaking (Julia Robertson)
99.16	Irrevocable Undertaking (Mike Ettling)
99.17	Irrevocable Undertaking (Lord Ashcroft)
99.18	Irrevocable Undertaking (Lombard Trust)
99.19	New Bidco Articles of Association
99.20	Non-Convertible Loan Note Instrument (Agreed Form)
99.21	Tranche A Convertible Loan Note Instrument Agreed Form
99.22	Tranche B Convertible Loan Note Instrument Agreed Form
99.23	Security Agent, Cash Manager and Account Bank Fee Letter
99.24	Syndication Letter
99.25	Underwriting Fee Letter
99.26	Share Exchange Agreement
99.27	Bid Conduct Agreement
99.28	Consent Letter – Blackwood Capital
99.29	Consent Letter – Barclays Bank
99.30	Consent Letter – Jefferies
99.31	Consent Letter – Canaccord
99.32	Consent Letter – Houlihan Lokey
99.33	Heather Global PLC Articles of Association

PART III - CONSENT TO SERVICE OF PROCESS

Written irrevocable consent and powers of attorney on Form F-X have been filed with the Securities and Exchange Commission on 16 January, 2024.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Bastiaan Hagenouw
(Signature)

Bastiaan Hagenouw
(Name and Title)

03 January, 2024
(Date)